FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Webcast Presentation dated March 18, 2014.

Vaca Muerta Update

March 17th, 2014.

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

Disclaimer

2

Contents

1	Unconventional Development: General Overview
2	Increased Productivity: Sweet Spot Identification
3	Increased Productivity: Horizontal Well
4	Well Construction Cost Reduction
5	Principal Challenges for a large development
3

Shale concept

Opportunities in Shale / Tight Formations

Tested & Producing

Vaca Muerta (shale oil / gas) NOROESTE

Area 30,000 km2

CHACO PARANAENSE

Lajas (tight gas)

Mulichinco (tight oil / gas) CUYANA

NEUQUINA D-129 (shale oil / tight oil)

GOLFO SAN JORGE

AUSTRAL

Notes:

K: thousand; M: million; B: billion (109)

Other Opportunities Noroeste—Cretaceous

Yacoraite

(shale / tight oil & gas)

Noroeste—Tarija

Los Monos (shale gas)

Neuquina

Los Molles (shale / tight gas) Agrio (shale oil)

Golfo San Jorge

Neocomiano (shale oil / gas)

Chaco Paranaense

Devonian – Permian (shale oil)

Cuyana

Cacheuta (shale oil)

Potrerillos (tight oil)

Austral

Inoceramus 5

Argentina has the resources to increase production

NOROESTE

CHACO PARANAENSE

CUYANA

NEUQUINA

GOLFO SAN JORGE

AUSTRAL

Source: Secretaria de Energia / U.S. Energy Information Administration (DOE) / Advanced Resources International (ARI), 2013

Oil Potential

(Bbls)

4.4

27

Conventional

(Oil 3P + Resources)

Unconventional

(resources)

4th in UC oil recoverable resources

Gas Potential

(Tcf)

29

802

Conventional

(Gas 3P + Resources)

Unconventional

(resources

2nd in UC gas recoverable resources 6

Similiaraty to the US case

Gas Production (Tcf)

Source: EIA 2012 Energy Outlook

Gas Imports (Tcf)

7

Vaca Muerta vs. other unconventional resource plays

Desired

Vaca Muerta

Barnett

Haynesville

Marcellus

Eagle Ford

Wolfcamp

TOC (%)

> 2

3-10

4—5

0.5—4

2

-

12

3—5
3

Thickness (m)

> 30

30-450

60—90

60—90

10

-

60

30—100

200—300

Reservoir pressure (psi)

High

4,500-9,500

3,000 – 4,000

7,000 – 12,000

2,000 – 5,500

4,500 – 8,500

4,600

8

YPF | High Quality Oil & Gas


YPF

Characteristics

Pres.= 550 – 650 kg/cm³ at 2,800 m

API: 35 – 50

Pb: 120 – 200 kg/cm³

GOR: 100 – 500 m³/m³

Bo @ Pb: 1.5 – 1.9

Viscosity @ Pb: 0.3 – 0.8 cP

No H2S, Minor CO_2

Plant products - gas

	M³/mm³	Bbl/mcft
C2	445.25	79.29
C3	366.07	65.19
C4	199.58	35.54
C5	64.92	11.56
C6	16.79	2.99
C7+	11.63	2.07
C5+	93.34	16.62

9

Continuing exploration focused in Vaca Muerta

Drilling or in Completion

2014 Drilling Campaign

Drilled as of 31/01/2014

Oil

Wet gas

Dry gas

Progress in extended basin-wide delineation

Hold the shale acreage

Increase the value of shale acreage

Delineation of new development clusters

The next development clusters

Loma Campana Unconventional Development (395 km2)

The Vaca Muerta Shale Exploratory delineation has enabled

YPF to define three additional core areas with short to medium term feasibility of development:

Bajada de Añelo—Bandurria—La Amarga Chica (850 km2) Narambuena—Bajo del Toro (250 km2) El Orejano—Pampa de las Yeguas I

(105 km2)

These three oil and gas core areas have been highlighted by the convergence of different aspects: Vertical Well performance Nearby facilities Hydrocarbon in place YPF opperated areas Vaca Muerta rock quality

Bajada de Añelo—Bandurria—La Amarga Chica Area

Summary

850 km2 defined by the YPF operated areas 5 oil producing vertical wells 1 well in completion Light oil production (33 to 49 API) Wet gas is expected towards the west (80 km2) 130 to 250 m thick (Vaca Muerta high TOC interval)

Oil In Place

Bajada de Añelo, YPF 85% (200 km2): 13.8 Billion Bbl Bandurria, YPF 54.5% (463 km2): 41.6 Billion Bbl La Amarga Chica, YPF 90% (187 km2): 14.7 Billion Bbl

LCav.x-4 (5 fracs)

Pi 334 kg/cm2 (Ene 13)

Peak 346 bbl/d oil (41 API)(10 days period) 9,788 m3/d gasX3 mm Qo 22.9m3/d; Cum 15,032 m3 (Febr 14)

LACh.x-3 (4 fracs)

Pi 254 kg/cm2 (Oct 11)

Peak 182 bbl/d oil (33 API) (10 days period) 2,300 m3/d gas X4 mm Qo 7.6m3/d; Cum 4,779 m3 (Febr14)

LCav.e-6 (5 fracs)

Pi 349 kg/cm2 (Abr 13)

Peak 126 bbl/d oil (45 API)(10 days period) 6,450 m3/d gas X3 mm Qo 6.9m3/d; Cum 4,107 m3 ( Febr 14)

LACh.x-4 (4 fracs)

Pi 307 kg/cm2 (Ene 13)

Peak 296 bbl/d oil (40 API)((10 days period) 5,300 m3/d gas X3 mm Qo 13.3m3/d; Cum 6,985 m3 (Febr14)

Narambuena—Bajo del Toro Area

Summary

250 km2 defined by the YPF operated areas 2 oil producing vertical wells 1 well to be drilled (slant geometry) Light oil production (35 to 37 API) 230 to 320 m thick (Vaca Muerta high TOC interval)

Oil In Place

Narambuena, YPF 100% (125 km2): 11.2 Billion Bbl Bajo del Toro, YPF 46.8% (125 km2): 14.9 Billion Bbl

N.x-8 (7 fracs) Pi 318 kg/cm2 (May 13)

Peak 308 bbl/d oil (35 API)(10 days period) 4,800 m3/d g X3 mm Qo 9.9 m3/d; 5,141 m3 (Febr 14)

BdT.x-3 (6 fracs)

Pi 360 kg/cm2 (May 12)

Peak 459 bbl/d oil (37 API) (10 days period)

11,500 m3/d g X4 mm

Qo 3.6 m3/d; 6,542 m3 (Febr 14)

El Orejano—Pampa de las Yeguas I Area

Summary

105 km2 defined by the YPF operated areas 1 gas producing vertical well (connected to gas line) 1 gas/condensate vertical well (flowback test)

El Orejano block in the initial phase of a Development pilot project (16 wells, 4 wells already drilled) Gas and Condensate production 160 to 290 m thick (Vaca Muerta high TOC interval)

Gas In Place

Pampa de las Yeguas, YPF 45% (60 km2): 11.1 TCF El Orejano(*), YPF 50% (45 km2): 5.6 TCF

PdY.x-1 (7 fracs, above fish) Pi 409 kg/cm2 (Febr 14) Peak 16,380 m3/d g (3 days period) 4.5 m3/d cond (51-57 API)X3 mm In flowback test (last 38 days)

EOr.x-2(3 fracs)

Pi 337 kg/cm2 (Mar 12) Peak 117,930 m3/d g X6 mm (4 days period) Qg 11.9 km3/d; 9.7 Mm3 gas (Jan 14)

(* ) Joint Venture with DOW

Unconventional: Increase in Activity

Investment growth

Investments (MM USD)

1,124

380

2012 2013

Important Activity Increase

Drilling Rigs

19 17

9

4

Apr 2012 Dec 2012 Dec 2013 2014 YTD

Wells in Production

142 161

59 42

Apr 2012 Dec 2012 Dec 2013 2014 YTD

Unconventional: Increase in Production

Oil (bbls/d)

14,000

12,000

10,000

8,000

6,000

4,000

2,000

0

01-2013 02-2013 03-2013

04-2013 05-2013

06-2013 07-2013

08-2013 09-2013 10-2013

11-2013 12-2013 01-2014 02-2014

Gas (km3/d)

800 700 600 500 400 300 200 100 0

01-2013 02-2013 03-2013

04-2013 05-2013

06-2013 07-2013

08-2013 09-2013 10-2013

11-2013 12-2013 01-2014 02-2014

Wells in production 161 Current production 20,000 boe/day

Project Economical Feasibility

2	Main Drivers to Reach an economical development

Increased Productivity

•	Improve subsurface understanding
•	Identify the Sweet Spots
•	Optimize completions
•	Successful horizontal development

Well Construction Cost Reduction

•	Casing Drilling Techniques
•	Local Sand Sourcing
•	Operational efficiency optimization
•	Contracts renegotiation

Contents

1	Unconventional Development: General Overview
2	Increased Productivity: Sweet Spot Identification
3	Increased Productivity: Horizontal Well
4	Well Construction Cost Reduction
5	Principal Challenges for a large development

Hydraulically fractured vertical well productivity

Cumulative oil

55000

production, bbl

50000

45000

40000

35000

3,000 bbl

30000

25000

20000

2011 Avg

(15 wells)

2012 Avg

(10 wells)

15000

2013 Avg

(103 wells)

10000

5000

0

0

1
2
3
4
5	6
7
8	9

10

11

12

Production month

Identifying the sweet spots: Workflow for identification of sweet spots

High

(RQ)

Room for

Sweet

quality

improvement

spot

Reservoir

Very poor well

Poor well

(abandon area)

(marginal area)

Low

Inefficient

Completion quality (CQ)

Efficient

Reservoir Quality

•	Porosity
•	Water saturation
•	Permeability
•	TOC
•	Mineral content
•	Maturation
•	Pore pressure

Completion Quality

•	Containment
•	Fracturability
•	Low solids production
•	Low rock-fluid sensitivity

2013 Results: Sweet Spot Economic View

Low Reservoir quality (RQ)

High

Room for improvement

Sweet spot

Very poor well

(abandon area)

Poor well

(marginal area)

Inefficient

Completion quality (CQ)

Efficient

Size of balloons refers to vertical well construction average cost in millions US dollars.

Structurally Complex

LLL East

Sweet Spot NW

Loma Campana

Hydraulically fractured vertical well productivity at the sweet spot

Cumulative oil

55000

production, bbl

50000

45000

16,000 bbl

40000

35000

30000

25000

20000

2011 Avg

(15 wells)

2012 Avg

(10 wells)

15000

2013 Avg

(103 wells)

10000

Avg West Sweet Spot (10 wells)

5000

Type well EUR 293 Kbbl

0

0

1
2
3
4
5	6
7
8	9

10

11

12

Production month

Contents

1	Unconventional Development: General Overview
2	Increased Productivity: Sweet Spot Identification
3	Increased Productivity: Horizontal Well
4	Well Construction Cost Reduction
5	Principal Challenges for a large development

Previous experiences with horizontal wells in Loma Campana

500

SOil.a-2h

LLL-514h

LLL-523h

400

LLL-534h

LLL-546h

bbl/d

300

Hztl P50

rate,

Hztl P90

Oil

200

100

0

-

1
2
3
4
5
6
7
8

9

10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Months

New Approach for Horizontal development

Multidisciplinary team approach: YPF / SLB / Von Gonten

Microseismic monitoring to:

•	Observe frac growth
•	Be prepared to take proactive actions

Tackle ashbed/conductivity losses with increased pumped sand and frac conductivity

Perforation re-design: re-accommodate perforation clusters

Stimulation re-design: increase total proppant per stage

Microseismic monitoring from SOil-6: plan view

Stage 24

N

S

200

m

Horizontal well performance including SOil.-4h

600

500

bbl/d

SOil.a-2h

rate,

500

Oil

SOil-4h

400

LLL-514h

400

300

LLL-523h

200

LLL-534h

300

LLL-546h

100

bbl/d

Hztl P50

0

0

5

10

15

20

25

30

35

40

45

Hztl P90

rate,

200

Days

Oil

100

0

-

1	2
3
4	5
6
7
8	9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

Months

Deliverability Comparison

SOIL 4H – 2300

Eagleford Well A (1.1 MMbbl EUR) – 6100 Eagleford Well B (0.27 MMbbl EUR) – 3300 Eagleford Well C (0.45 MMbbl EUR) – 8500 Infinite-acting linear flow (SOIL 4H)

Normalization on Stimulated Length

When normalized against the effectively-fractured length, SOil-4H displays a superior deliverability compared to 3 different black oil Eagle Ford wells

In conclusion, had SOil-4H been drilled and completed at its full length, it might be boasting the high production rates of the best Eagle Ford black oil horizontal wells

Source: WD Von Gonten, comparison study prepared for YPF.

Contents

1	Unconventional Development: General Overview
2	Increased Productivity: Sweet Spot Identification
3	Increased Productivity: Horizontal Well
4	Well Construction Cost Reduction
5	Principal Challenges for a large development

WELL COST Drilling & Completion 27% 53% 20% COMPLETION COSTS FRAC PROPPANT OTHERS 46% 35%19% DRILLING COMPLETION EQ/SITE 48 52% DRILLING COSTS MATERIALS/ SERVICE VARIABLE SERVICES 11.00 10.20 8.10 7.60 USD 0 USD 1 USD 2 USD 3 USD 4 USD 5 USD 6 USD 7 USD 8 USD 9 USD 10 USD 11 USD 12 2011 2012 2013 2014 YTD Millions USD EQ/SITE COMPLETION DRILLING 3.1 stg/well 4.5 stg/well 4.8 stg/well5 stg/well

Drilling: Time Improvements

50

45

43.2

40.3

40

35

31.7

Days

30

24.6

25

Drilling

20

1
1

0

2011

2012

2013

2014 YTD

Implemented Initiatives:

•	MPD / UBD Operational Procedure
•	Introduction of Casing Drilling
•	Directional Drilling Optimization
•	Multipad locations

Future Opportunities:

•	Widespread use of Casing Drilling
•	New automated rigs / skidding
•	Use of 4” DP for entire well
•	Mud Plant

Completion: Costs Improvements

USD

1.60

stage

USD

1.40

per

USD

1.20

USD

USD

1.00

Millon

USD

0.80

USD

0.60

USD

0.40

USD

0.20

USD -

2011

2012

2013

2014 YTD

OTHERS

PROPPANT

FRAC

Implemented Initiatives:

•	Monthly “Bundle” contracts
•	Multiple proppant providers
•	Adoption of new technology
•	Operational efficiency Optimization:
3	stg/day, SIMOPS, Plug & Perf technology

Future Opportunities:

•	Renegotiation of Bundle Contracts
•	100 % local proppant utilization
•	Bulk proppant logistics
•	Water distribution Network

Contents

1	Unconventional Development: General Overview
2	Increased Productivity: Sweet Spot Identification
3	Increased Productivity: Horizontal Well
4	Well Construction Cost Reduction
5	Principal Challenges for a large development

Principal challenges for a large development

Enhance development economics

+ Increased Productivity

•	Improve subsurface understanding
•	Identify the Sweet Spots
•	Optimize completions
•	Successful horizontal development

+ Well Construction Cost Reduction

•	Casing Drilling Techniques
•	Local Sand Sourcing
•	Operational efficiency optimization (new rig fleet)
•	Contracts renegotiation

Reserves

+ Reserves Estimation Methodology

•	Traditional DCA methods do not apply
•	It is necessary to consider Pressure decline rates (RTA, Simulation)

Principal challenges for a large development

Design a sustainable development

+ Minimize the environmental impact

•	Multiwell Rig Pad (Rigs “fit for purpose”)
•	Optimize Water and Sand logistics (Minimize truck transportation)
•	Pipe network for water pumping to well location
•	Railway to the site for sand storage
•	Treatment and re-use of Flow back water

Align objectives with all the stakeholders

+ Federal and Provincial Government + Labor Unions

•	Provide the right regulatory scheme Enhance labor contracts

+ Communities focusing on productivity

•	Expand Social License to operate

NUESTRA ENERGÍA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 18, 2014	By:	/s/ Alejandro Cherñacov
	Name:	Alejandro Cherñacov
	Title:	Market Relations Officer